        February 5, 2004

BY EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

Re:	Lattice Semiconductor Corporation Withdrawal of Registration Statement on Form S-3 (File No. 333-40043)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), Lattice Semiconductor Corporation (the "Company") hereby respectfully requests that the Securities and Exchange Commission (the "Commission") withdraw the Company's Registration Statement on Form S-3 (File No. 333-40043), originally filed on November 12, 1997, together with all amendments and exhibits thereto (collectively, the "Registration Statement"). The Registration Statement, which was never declared effective by the Commission, registered for resale from time to time shares of the Company's common stock issuable upon exercise of a warrant (the "Shares"). The Company is requesting that the registration statement be withdrawn because the selling stockholder has resold the Shares pursuant to an exemption from the registration requirements under the Securities Act. No securities have been sold pursuant to the Registration Statement.

Sincerely,
LATTICE SEMICONDUCTOR CORPORATION
By:	/s/ STEPHEN A. SKAGGS Stephen A. Skaggs President and Secretary